Mail Stop 3561

September 16, 2009

Earl J. Hesterberg, Chief Executive Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

> **Re: Group 1 Automotive, Inc.**
> **Form 10-K for the Year Ended December 31, 2008, as amended**
> **Filed February 25, 2009**
> **Definitive Proxy Statement on Schedule 14A, as revised**
> **Filed April 9, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed August 4, 2009**
> **File No. 1-13461**

Dear Mr. Hesterberg:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 35

1. In future filings, please expand this section, and the similar section in your quarterly report on Form 10-Q for the period ended June 30, 2009, to discuss known material

trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list of revisions you should make, please address the following:

- Throughout your section entitled, "Item 1. Business," you discuss what appear to be trends, demands, commitments, events, or uncertainties that will have a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in a material way. Therefore, in an appropriate location of your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss these factors in greater detail, describe why and how you believe they will affect your financial condition or results of operations in future periods, and disclose the actions you have taken, and will continue to take, regarding these factors. For example, please address the following:

  o In the first paragraph under the subsection entitled, "Business Strategy," you state that you believe that over the last three years, you have "developed one of the strongest management teams in the industry." Please discuss why you believe this to be true, whether you believe this strength will continue, and bases for your beliefs.

  o In the last full paragraph on page one of your document, you state that you continue with your efforts to fully leverage your scale, reduce costs, enhance internal controls, enable further growth, and take steps to standardize key operating processes. Please discuss the efforts you have made, and continue to make, to further each of these goals and how these efforts will impact your financial condition and results of operations in future periods.

  o On page two, you state that for 2009 you will focus on five key areas, including used vehicle and parts and service businesses, cost reduction and operating efficiency efforts, generation of cash flow and reduction of debt, continuing to transition to an operating model with greater commonality of key operating processes and systems that support the extension of best practices and the leverage of scale, and improving or disposing of underperforming dealerships. Please discuss each of these areas in greater detail, your plans to implement each of these efforts, and how you believe your efforts in these areas will impact your financial condition or results of operations in future periods.

- In the third paragraph under the subsection entitled, "Overview," beginning on page 35, you state that during 2008, as throughout your 10-year history, you grew your business primarily through acquisitions. However, under the subsection entitled, "Outlook," on page nine, you state that you do not foresee the acquisition of any dealerships in 2009 due to the current economic environment and, based on market conditions, franchise performance, and your overall strategy, you anticipate further dispositions of underperforming franchises. Please discuss in greater detail in your Management's Discussion and Analysis of Financial Condition and Results of Operations section your acquisition and disposition outlook, the reasons for this outlook, and how this outlook will impact your financial condition and results of operations in future periods. In this regard, because you have grown your business through acquisitions since your inception, please discuss how your inability to acquire any dealerships in 2009 will impact you.

- In the first full paragraph on page 36, you state that you have taken "several key steps" in response to the current economic crisis, such as wage cuts, alterations to pay plans, headcount reductions, and the elimination or minimization of several other variable expenses to align with your current and projected operational results. Please describe each of the steps you mention in greater detail, including the total amount of wage cuts, how you altered your pay plans, the amount of headcount reductions, and the "several other variable expenses" you eliminated or minimized. Also, please discuss how each of these steps has impacted, and will impact in future periods, your financial condition and results of operations.

- In the second full paragraph on page 39, you state that you believe that your continued growth depends on your ability to achieve optimum performance from your diverse franchise mix, attract and retain high-caliber employees, and reinvest as needed to maintain top-quality facilities, while at the same time successfully acquiring and integrating new dealerships. Also, you state that during 2009, you plan to continue your transition to an operating model with greater commonality of key operating processes and systems that support the extension of best practices and the leveraging of scale. Finally, you state that you expect to spend less than $30.0 million to construct new facilities and upgrade or construct new facilities and upgrade or expand existing facilities. Please discuss in greater detail your plans to attain the goals upon which your continued growth depends, your transition to a new operating model, and how you will allocate the less than $30.0 million you plan to spend.

- In the second-to-last paragraph on page 39 of your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that you expect that the key steps you have taken to appropriately size your business and allow you to manage through the current industry downturn will generate approximately $120.0 million in savings from 2008 to 2009. Please discuss in greater detail how you determined this savings figure. Also, in the last paragraph on page 39 of the Form 10-Q, you state that you disclose three opportunities in your marketplace to maintain or improve profitability. Please discuss these opportunities in greater detail, how you plan to take advantage of these opportunities, and how they will impact you in future periods.

Item 9A. Controls and Procedures, page 68

Evaluation of Disclosure Controls and Procedures, page 68

2. It appears that you have provided only part of the definition of disclosure controls and procedures with respect to management's conclusions that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to your management, including your principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Please confirm for us, if true, that the information accumulated and communicated to management, as the result of your effective disclosure controls and procedures, is the information required to be disclosed by you in reports that you are required to file under the Exchange Act. See Exchange Act Rules 13a-15(e) or 15d-15(e).

Consolidated Balance Sheets, page F-3

3. We note your lines entitled, "total liabilities before deferred revenues," and "deferred revenues." Please explain to us and disclose the nature and purpose of the line item deferred revenues. We assume deferred revenues relate to your reserves for future chargebacks which you disclose on page F-7. If our assumption is correct, please explain to us why deferred revenues are classified as the apparent temporary equity position on your consolidated balance sheets. Please be detailed in your response citing the relevant accounting literature used to support your accounting and balance sheet classification, or revise. If the deferred revenues classification is not considered temporary equity, we believe you should revise the consolidated balance sheet by removing the subtotal, "total liabilities before deferred revenues".

Exhibits 31.1 and 31.2

4. Please note that the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K is required. For example, in the initial paragraph of the certifications, you inappropriately include the titles of Earl Hesterberg and John Rickel. Please confirm for us, if true, that the inclusion of these officers' titles was not meant to limit their liability in any manner. Also, please make this confirmation, if true, for both your initial annual report on Form 10-K and your amended annual report on Form 10-K/A for the year ended December 31, 2008, which were filed on February 25, 2009 and March 13, 2009, respectively.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 13

5. In the subsection entitled, "Transactions," on page 13, you state that you have no
    current transactions with related persons. If true, please confirm for us and disclose
    in future filings, that you have had no related person transactions since the beginning
    of your last fiscal year as required by Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 27

6. Please discuss, in future filings, any of the remaining factors in Item 402(b)(2) of
    Regulation S-K that are necessary to provide investors material information to
    understand your compensation policies and decisions regarding the named executive
    officers. For example, please discuss your policies and decisions regarding the
    adjustment or recovery of awards or payments if a performance measure upon which
    an award or payment is based is restated or otherwise adjusted in a manner that would
    reduce the size of the award or payment.

Role of the Compensation Committee, its Consultant and Management, page 27

7. Please clarify, in future filings, whether your chief executive officer met with
    representatives of Pearl Meyer & Partners or Equilar Inc. regarding his compensation
    or the compensation of other named executive officers and identify the members of
    management with whom Pearl Meyer and Equilar work, if any. Also, please describe
    in greater detail the nature and scope of the assignments and the material elements of
    the instructions or directions given to Pearl Meyer and Equilar regarding the
    performance of their duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

Base Salary, page 30

8. In the last paragraph of this subsection, you state that your named executive officers
    would take a 10% reduction in compensation. Please clarify, in future filings,
    whether this reduction in compensation refers only to base salary or to all the forms
    of compensation available to your named executive officers.

Annual Incentive Compensation Plan, page 30

9. We note that 40% of your named executive officers' annual incentive compensation
    is based on the achievement of certain individual and department goals, and a
    subjective determination is made as to what degree these goals have been achieved,
    but it is unclear how you determined these goals and whether they are triggered by
    obtaining certain objective financial results or whether it is a completely subjective
    determination. If certain financial results are quantified, in future filings, please

    specify those results necessary to trigger any annual incentive compensation. See Item 402 (b)(2)(v) of Regulation S-K. If these goals are not quantified, in future filings, please discuss in greater detail the manner in which the compensation committee evaluates the executives' contributions before awarding annual incentive compensation. In this regard, please disclose how you determined each executive's individual and department goals and how you determined that Earl Hesterberg, John Rickel, and Randy Callison achieved their goals such that they received 20% of their base salary as a 2008 incentive payout and that Daryl Burman and J. Brooks O'Hara achieved their goals such that they received 12% of their base salary as a 2008 incentive payout.

10. Please disclose, in future filings, whether anyone other than the compensation committee makes or contributes to the subjective determination regarding the degree to which individual and department goals are achieved.

Long-Term Equity Incentive Compensation, page 33

11. In future filings, please discuss in greater detail how you determined that you met your target of your same store revenue growth being at or above the median of your peer organizations.

Form 10-Q for the period ended June 30, 2009

Note 7. Long-Term Debt, page 21

12. We note your disclosure that "[d]uring the six months ended June 30, 2009, the Company repurchased $36.7 million par value of the 2.25% Notes for $17.3 million in cash and realized a net gain of $8.2 million (after adjustments from the implementation of APB 14-1) included in the Consolidated Statement of Operations … $11.1 million of unamortized costs were written off, including the APB 14-1 discount, underwriters' fees and debt issuance costs." You further disclose that "[n]o value was attributed to the equity component of the 2.25% Notes at the time of the redemption and, therefore, no adjustment to additional paid-in-capital was recognized." Please explain to us and disclose in more detail why no value was attributed to the equity component of the 2.25% Notes at the time of redemption and how the $8.2 million gain was calculated.

*   *   *   *   *

    Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gillian A. Hobson, Esq.
       Vinson & Elkins L.L.P.
       Via Facsimile